Exhibit (a)(1)(iv)

Offer by

Eaton Vance Senior Floating-Rate Trust (“Senior Floating-Rate Trust”)

and

Eaton Vance Senior Income Trust (“Senior Income Trust”)

(each, a “Fund”)

to Purchase for Cash

Up To 27% of Its Outstanding Preferred Shares of Senior Floating-Rate Trust and
Up To 44% of Its Outstanding Preferred Shares of Senior Income Trust

(Designated Auction Preferred Shares, Series A and Series B (with respect to each Fund) and Series C and Series D (with respect to Senior Floating-Rate Trust)

________________

August 25, 2016

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed to act as Information Agent in connection with offers made by Senior Floating-Rate Trust to purchase for cash up to 27% of the outstanding preferred shares of beneficial interest of Senior Floating-Rate Trust, and by Senior Income Trust to purchase for cash up to 44% of the outstanding preferred shares of beneficial interest of Senior Income Trust  (which, with respect to each Fund, constitutes the “Offer” and, together, the “Offers”).  The Offers of outstanding preferred shares of Senior Floating-Rate Trust and Senior Income Trust,, par value $0.01 per share and liquidation preference of $25,000 per share, designated Auction Preferred Shares, Series A and Series B (with respect to each Fund) and Series C and Series D (with respect to the  Senior Floating-Rate Trust) (the “Preferred Shares”), are being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 25, 2016 and each Fund’s related Letter of Transmittal (which together, with respect to a Fund, constitute the “Offer” and, collectively, the “Offers”).  The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 95% of the liquidation preference per share (or $23,750 per share), plus any unpaid dividends accrued prior to the date on which the Fund makes payment for tendered Preferred Shares.  If the amount of Preferred Shares tendered to a Fund exceeds the amount of Preferred Shares the Fund has offered to purchase, the Fund will purchase duly tendered (and not withdrawn) Preferred Shares from tendering shareholders subject to the terms and conditions of the Offer and with pro rata adjustments as described below.  For instance, if every Preferred Share of each Fund was duly tendered, then Senior Floating-Rate Trust would accept 27% of the tendered Preferred Shares and Senior Income Trust would accept 44% of the tendered Preferred Shares.  In applying the pro ration, the Fund will accept one Preferred Share from each tendering Preferred Shareholder and accept any additional Preferred Shares from such Shareholder on a pro rata basis thereafter.  In the event the pro ration results in a fractional amount of Preferred Shares tendered by one or more shareholders, the Fund reserves the right, and expects, to round the number of Preferred Shares tendered by the shareholder to be purchased by the Fund to the closest full Preferred Share.

We are asking you to contact your clients for whom you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee) or who hold a Fund’s Preferred Shares registered in their own names.  Please bring the Offer(s) to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.

The Offer to Purchase dated August 25, 2016;

2.

Letter(s) of Transmittal for your use and for the information of your clients, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup federal income tax withholding;

3.

Notice of Guaranteed Delivery to be used to accept an Offer if the Preferred Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase); and

4.

A form of letter which may be sent to your clients for whose accounts you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer(s).

EACH FUND’S OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON FRIDAY, SEPTEMBER 23, 2016, UNLESS THE OFFER IS EXTENDED.

Each Offer is not being made to, and a Fund will not accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Each Fund’s Offer is conditioned upon closing an amendment to increase its existing credit facility.

No Fund will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Preferred Shares pursuant to an Offer.  Each Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients.  Each Fund will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to an Offer, except as otherwise provided in the Offer to Purchase.  However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided.  See Section 4, “Procedures for Tendering Preferred Shares,” of the Offer to Purchase.

In order to accept an Offer, an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, must be sent to the Depositary no later than 5:00 p.m., Eastern Standard time, on Friday, September 23, 2016.

In order to facilitate an Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, when you tender Preferred Shares on behalf of your clients you will need to provide additional contact information for your Auction Department and/or the Broker-Dealer who submits auction instructions for the Preferred Shares on your behalf.  Should you be unable to provide this contact information, each Fund, in its sole discretion, may waive this requirement.  Please contact AST Fund Solutions LLC, the Information Agent for Offer, toll free at (866) 207-2356 with any questions.

No recommendation to any holder of Preferred Shares is made by a Fund, its Board of Trustees or Eaton Vance Management, investment adviser to each Fund, as to whether to tender or refrain from tendering Preferred Shares in an Offer.

Any inquiries you may have with respect to an Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

AST Fund Solutions LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF ANY FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.

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